Wix Announces Completion of $200 Million Share Repurchase Program

NEW YORK – – Wix.com Ltd. (NASDAQ: WIX), today announced that it has completed $200 million in share repurchases, which were part of the authorization by its Board of Directors approved in July 2024.

The Company repurchased 868,026 outstanding Wix ordinary shares, representing approximately 1.5% of total shares outstanding, at an approximate volume-weighted average price per share of $230.41.

About Wix.com Ltd.
Wix is the leading SaaS website builder platform1 to create, manage and grow a digital presence. Founded in 2006, Wix is a comprehensive platform providing users - self-creators, agencies, enterprises, and more - with industry-leading performance, security, AI capabilities and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, the platform enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, users can seamlessly build a powerful and high-end digital presence for themselves or their clients.

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1    Based on number of active live sites as reported by competitors' figures, independent third-party data and internal data as of H1 2024.